Exhibit 3.08

Article III, Section 2 of the Company’s Amended and Restated Bylaws is hereby amended to read as follows:

“Section 2.  Vacancies.    Subject to the rights of the holders of any series of Preferred Shares then outstanding, newly created directorships resulting from any increase in the authorized number of directors and any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled by a majority vote of the remaining directors then in office, though less than a quorum, and/or by a vote to ratify or elect by a majority of the shares present in person or represented by proxy and voting on such ratification or election, and directors so chosen shall hold office for a term expiring at the annual meeting of shareholders at which the term of office of the class to which they have been elected expires or until their successors have been duly elected and qualified.  No decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.”